TECHNICAL ASSISTANCE AGREEMENT

This Technical Assistance Agreement (the (“Agreement”), dated as of July 8, 2005 is entered into by and between:

CASINO GUICHARD PERRACHON a corporation organized and existing under the laws of the French Republic, with registered head offices at 24, Rue de law Montat, Saint Etienne, France, herein represented in accordance with its By-Laws, hereinafter referred to as (“CASINO”), and

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO, a public company organized and existing under the laws of the of the Federative Republic of Brazil, with registered head offices in the City of São Paulo, Brazil, at Av. Brigadeiro, Luiz Antonio, 3.142, and enrolled with the Brazilian Corporate Taxpayer Fle (CNPJ/MF) under No. 47.508.411/0001-56, herein represented in accordance with its By-Laws, hereinafter referred to as (“CBD”),

CASINO and CBD shall hereinafter be referred to individually as (“Party”) and collectively as the (“Parties”).

RECITALS

WHEREAS, CASINO has entered into a certain Joint Venture Agreement dated May 3, 2005, (“Joint Venture Agreement”), and a certain Shareholders’ Agreement dated June 22, 2005 (“Shareholders’ Agreement”), with the AD Group (as defined in the Joint Venture Agreement), among other agreements, pursuant to which they have agreed that CBD shall be the exclusive vehicle for their investments in the Food Retail Business (as defined in the Shareholders’ Agreement) in Brazil;

WHEREAS, CBD is a Brazilian public corporation (“compania aberta”) engaged in the Food Retail Business in Brazil;

WHEREAS, CASINO is a French corporation engaged in the Food Retail Business in France and elsewhere;

WHEREAS, the terms and conditions of this Agreement shall be approved by the Board, subject to the ratification by a subsequent General Shareholders’ Meeting of CBD to be held as from the date of execution of this Agreement;

NOW, THEREFORE, CASINO and CBD, intending to be legally bound, hereby agree as follows:

1.  Purpose of this Agreement

1.1.  CASINO hereby undertakes to provide to CBD technical assistance (the “Assistance”), in the following areas, provided that the terms and conditions set forth in the Shareholders’ Agreement shall be fully complied with:

(i)  Human resources

CASINO will provide assistance to CBD in connection with the definition of the strategy for recruiting and career development, the review of policies regarding salaries, incentives and benefits to employees, the creation and implementation of training in different areas, the development of expertise regarding tendencies and new techniques in human resources in countries other than Brazil, and in such other matters as may be identified and agreed upon by the Parties from time to time, as from the date of execution of this Agreement.

(ii)  Marketing and communication

CASINO will provide assistance to CBD in connection with marketing techniques, the review and implementation of marketing and communication policies and strategies of CBD, including by proposing new policies and strategies and by providing information regarding policies and strategies adopted by CASINO, and in such other matters as may be identified and agreed upon by the Parties from time to time, as from the date of execution of this Agreement.

(iii)  Management assistance

CASINO will provide assistance to CBD in connection with quality control, advising in quality control, reviewing and advising in sales development and pricing, providing information, advising in logistics and information systems, and in such other matters as may be identified and agreed upon by the Parties from time to time, as from the date of execution of this Agreement.

1.2.  The Assistance will be provided by execution of CASINO from each respective area of expertise periodically, as defined between such experts and their counterparties at CBD, based on orientation given by the Parties.

1.3.  The Assistance shall be rendered under the form of (i) written reports; or (ii) oral presentations or advice; or (iii) meetings between the involved parties; or (iv) delivery of documents; or (v) participation in congresses or seminars; or (vi) visits by CASINO and exchange of personnel, as determined by the Parties. Nevertheless, the responsibility of implementing said assistance will rest solely upon CBD.

2.  Fees and Conditions

2.1.  CBD shall pay annual fees to CASINO as consideration for the rendering of the Assistance to CBD in the amount of Two Million, Seven Hundred and Twenty-Seven Thousand, Two Hundred and Seventy-Two U.S. Dollars and Seventy-Three Cents (US$2,727,272.73) for the first seven (7) fiscal years from the execution hereof and One Million, Eight Hundred and Eighteen Thousand, One Hundred and Eighty-One U.S. Dollars and Eighty-Two Cents (US$1,818,181.82) thereafter.

2.2.  Such fees shall be paid monthly, in 12 (twelve) equal installments of Two Hundred and Twenty-Seven Thousand and Seventy-Two U.S. Dollars and Seventy-Three Cents (US$227,272.73) each for the initial period of seven (7) years and One Hundred and Fifty-One Thousand Five Hundred and Fifteen U.S. Dollars and Fifteen Cents (US$151,515.15) each for the period thereafter, as invoiced by CASINO to CBD on the 15th calendar day after the end of each month.

2.3.  Such fees shall be paid pro rata temporis for the month of July, 2005, for the period between the date of execution of this Agreement and the end of the said calendar month.

2.4.  All payments provided for herein are the total amount to be disbursed by CBD, and all taxes, including, if applicable, social welfare charges and social contributions, which may be directly or indirectly due or assessable by virtue of the payment by CBD shall be borne by CASINO and shall not be reimbursed by CBD.

2.5.  Such amount will be paid within thirty (30) calendar days counting as from the date of the invoice, in the bank account designated in writing by CASINO to CBD, in France or elsewhere.

2.6.  Should the payment of the fees to CASINO be stopped or delayed for any reason whatsoever, CBD shall endeavor its best efforts to find a legal and suitable alternative for the payments to continue and shall cause the CBD to make all necessary legal and financial provisions regarding the fees due and payable to CASINO until effective payment thereof resumes.

2.7.  CBD represents and warrants to CASINO that (i) this Agreement is legally binding and valid, and (ii) that it will undertake all necessary formalities and requirements in order to ensure its compliance in particular vis à vis the regulators of the Central Bank of Brazil.

3.  Term

This Agreement shall become effective as of the date of execution and shall be valid for an initial period of 7 (Seven) years. This Agreement shall be automatically renewed for an indeterminate period of time, unless if otherwise agreed upon by both Parties.

4.  Severability

In the event that any terms and conditions of the Agreement shall be declared void or not applicable, the remaining provisions of this Agreement shall not be affected.

5.  Shareholders’ Agreement

The Parties declare themselves familiar with the terms and conditions of this Agreement and expressly acknowledge that this Agreement is fully in conformity with the CBD Shareholders’ Agreement.

6.  Confidentiality

6.1.  The Parties undertake not to disclose to any third party confidential information, which the Party has received or will receive from the other Party, and not to use such information for any purpose other than to fulfill its obligations under this Agreement. Each Party will be responsible for any disclosure of confidential information caused, or permitted to be caused by such Party.

6.2.  In this Agreement “confidential information” shall mean any information – technical, commercial, or of any other kind and irrespective of the information having been documented or not – except for information which is, at the time of disclosure, or comes thereafter, to be of the public domain.

7.  Assignment of Agreement

This Agreement and the rights and obligations conferred hereunder to any company controlled by CASINO may not be assigned without the prior written consent of the other Party.

8.  Applicable Law and Jurisdiction

This Agreement shall be governed by and interpreted in accordance with the laws of the Federative Republic of Brazil and the courts of the city of São Paulo, State of São Paulo, Brazil, shall have exclusive jurisdiction on any dispute arising out of this Agreement.

9.  Specific Performance

The Parties agree and acknowledge that money damages may not be an adequate remedy for breach of the provisions of this Agreement and that either Party shall be entitled, at its sole discretion, to apply to any court of competent jurisdiction for an order of specific performance or for an injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement pending a final determination of such matters or to cause the other Party to perform its obligations under this Agreement.

10.  Amendments

No modifications of or amendment to any provision of this Agreement shall be effective unless approved in writing by the Parties.

11.  Notices

All notices, requests, demands or other communications made pursuant to this Agreement shall be in writing in both English and Portuguese languages and may be delivered personally, by mail, by courier, by facsimile or similar means of communication, always confirmed by registered or certified mail, postage prepaid, return receipt requested and addressed as indicated in the Joint Venture Agreement, which shall also govern the procedures in connection with the delivery and receipt of any such notices.

12.  No Waiver

No Party shall be deemed to have waived compliance by the other Party with any provision of this Agreement unless such waiver is in writing, and failure by any Party at any time to enforce any of the provisions of this Agreement shall in no way be construed as a waiver of such provisions and shall not affect the rights of any Party thereafter to enforce such provisions in accordance with their terms. No waiver of any provision of this Agreement shall be deemed to be a waiver of any other provision of this Agreement. No waiver of any breach of any provision of this Agreement shall be deemed the waiver of any subsequent breach thereof or of any other provision of this Agreement.

13.  Language

This Agreement is solely executed in the English language.

(Signature Page of the Technical Assistance Agreement dated as of July 8th, 2005)

IN WITNESS WHEREOF, this Agreement has been executed in two equal copies and delivered as of the date first above written.

CASINO GUICHARD PERRACHON
Name: Jean Charles Naouri
Title: Chief Executive Officer

COMPANIA BRASILEIRA DE DISTRIBUIÇÃO
Name: Jean Charles Naouri
Title: Chief Executive Officer and Officer

Witnesses:
—————————————— Name: Id.:	—————————————— Name: Id.: